Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following articles were made available through links on Comcast’s website:

Forbes: Op-Ed: Silicon Valley CEOs Support the Comcast-Time Warner Cable Merger
By Carl Guardino
4/15/14

[link to http://www.forbes.com/sites/realspin/2014/04/15/silicon-valley-ceos-support-the-comcast-time-warner-cable-merger/]

When Comcast announced plans to acquire Time Warner Cable (TWC), some critics argued Comcast would have too much power over consumers, programmers and others in the Internet and entertainment ecosystem.  But invariably these critics focus on hypothetical dangers while ignoring concrete, tangible benefits.

For starters, the deal is good for consumers because more of them will now get faster broadband Internet service.  Comcast is the industry leader in broadband technology known as DOCSIS 3.0 that gives virtually all of its customers access to networks capable of 100 Mbps or more which vastly exceeds TWC top speeds today.

The US is already far ahead of Europe – it has faster average speeds, is one of only two countries with three fully deployed broadband technologies and has more affordable entry level pricing (according to the International Telecommunications Union).  And the Comcast upgrades of TWC systems will only accelerate that leadership.

Comcast’s transaction with TWC will also mean a better video experience for more Americans.  Its next-generation X1 platform and Xfinity apps – which offer over 300,000 film and TV titles that consumers can watch on any of their devices via streaming or on-demand – will now reach millions more.

Arguments that the deal will make it harder for independent networks to get a fair-shake in carriage negotiations have been soundly refuted by those programmers themselves.  Former COO of the Ovation arts network Chad Gutstein says Comcast “is the best in the industry” supporting independent programmers like his former network, as well as numerous minority-owned channels such as TV One and many others.  And unlike other cable companies, Comcast has never blacked out a cable network in a carriage-fee dispute.

Elsewhere, the merger could give Comcast the scale it needs to provide more competition, not less. The already competitive market for business services – telephone, broadband and video – will benefit from a more national Comcast that offers business broadband speeds of 10 Gigs in key markets like New York, Los Angeles, Washington D.C. and Philadelphia.

Competition is thriving in video markets today thanks to the creative community and the broadband Internet revolution.   National leaders such as Netflix, Apple, Google and YouTube are succeeding precisely because they have found new ways to give consumers the programming they want, whenever they want and on the devices of their choosing.  The two national satellite TV providers are also growing fast.

In this regard, Comcast’s various platforms that give consumers so many on-demand and streaming choices have been widely-heralded as pioneering.  But unlike its more national competitors, Comcast will serve less than a third of the market, even after the transaction with TWC.  So concerns that Comcast will be “too strong” a video competitor seem just a tad misplaced.  Mark Cuban who owns AXS TV and the Dallas Mavericks argues that an innovator like a Comcast with a greater national footprint would be a boon to competition – overall he calls the deal a “huge positive”.

Comcast’s acquisition of TWC will be a net plus for “network neutrality” – one of the top priorities of consumer advocates.  Comcast actively supported the original 2010 Open Internet rules – which bar blocking of and unreasonable discrimination against unaffiliated Internet sites and services – and agreed to live by them even if they were invalidated by the courts (which has now occurred).  In fact, Comcast has said it will support new Open Internet rules and is the only broadband provider saying it will live by these rules today, and even extend them to networks of TWC.

Finally, some argue the deal will lessen competition, as such transactions often do.  But here’s the rub.   Because Comcast and TWC operate in different communities, not a single consumer will see any reduction in competition for Internet, cable TV or telephone service.  Not one.  The deal will merely exchange one provider for another – an exchange that will bring faster Internet speeds, more programming choice and more programs like Comcast’s Internet Essentials initiative, which has brought low-cost broadband to over a million underprivileged Americans.

In the final analysis, there seems to be nothing but upside in this deal.  Customers will see no reduction in competition while gaining faster Internet speeds and more diverse programming choices.  And US leadership in the broadband Internet will be advanced.

Carl Guardino is CEO of the Silicon Valley Leadership Group, a trade organization that represents more than 390 Silicon Valley employers.

New York Times: Letter: Comcast-Time Warner Cable Deal
By David Balto
4/15/14

[link to http://www.nytimes.com/2014/04/16/opinion/comcast-time-warner-cable-deal.html]

To the Editor:

David Carr asks useful questions about the proposed Comcast-Time Warner Cable merger, but answers require a fuller accounting of the facts (“Questions for Comcast as It Looks to Grow,” The Media Equation column, April 7).

First, this deal should create benefits for Time Warner customers, who will gain a significantly faster Internet and more advanced television service.

Second, competition is increasing in both the pay-TV and broadband businesses. Ninety-eight percent of viewers have a choice of three or more multichannel services, plus growing options online. Yahoo just announced a new video service, joining Netflix, Amazon and YouTube. In the last five years, cable has lost about seven million customers, satellite has gained nearly two million, and the telecommunications companies have gained six million.

Third, Comcast’s post-merger share of broadband falls closer to 20 percent when including LTE wireless and satellite providers. Over all, 97 percent of households have at least two competing fixed broadband providers — three or more if mobile wireless is included.

After the decision by the Court of Appeals for the District of Columbia striking down network neutrality, Comcast is currently the only broadband provider that has agreed to live by those rules.

Skepticism of large mergers is often a good instinct, but one shouldn’t ignore hard facts.

DAVID BALTO
Washington, April 7, 2014

The writer was an antitrust lawyer for the Justice Department and held senior positions at the Federal Trade Commission.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.